

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3561

December 13, 2016

Via Email
Mr. Mark M. DeOrio
Senior Vice President and Chief Financial Officer
Duluth Holdings Inc.
170 Countryside Drive
P.O. Box 409
Belleville, Wisconsin 53508

>     **Re:    Duluth Holdings Inc.**
>         **Form 10-K for Fiscal Year Ended January 31, 2016**
>         **Filed April 8, 2016**
>         **File No. 1-37641**

Dear Mr. DeOrio:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2016

Consolidated Financial Statements
Note 7. Segment Reporting, page 62

1. On page 8, you discuss your product assortment. Please disclose in a footnote your revenues from external customers by product for each period presented as required by ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining